

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 3561

August 12, 2009

Mr. G. George Lu
Chairman and Chief Executive Officer
2020 ChinaCap Acquirco, Inc.
221 Boston Post Road East
Suite 410
Marlborough, MA 01752

> **RE: 2020 ChinaCap Acquirco, Inc.**
> **Amendment No 2 to Registration Statement on Form S-4**
> **File No. 333-159252**
> **Filed July 30, 2009**
> **Amendment No 1 to Form 10-K**
> **File No. 001-33799**
> **Filed July 17, 2009**

Dear Mr. Lu:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-4, filed July 30, 2009

1.   We note that on July 30, 2009 the company filed an amendment to its Form S-4 to correctly reference the file number associated with its Form S-4. It does not

appear that the company updated any disclosure in this document. For example, on page five you state that "Windrace does not currently have agreements with any prospective New Windrace Investors for investments in Windrace …" This appears inconsistent with your Form 8-K filed July 27, 2009. In the future, when filing an amendment, please review your disclosure to confirm it is consistent with any intervening events.

Form S-4, filed July 17, 2009

General

Summary, page 1

2.   We note your statement on page 2 that Windrace is "one of the leading PRC sports and leisurewear companies in China in terms of market share by revenue." Please revise to disclose your actual market share by revenue, as calculated by the referenced report. Appropriate revisions should be made throughout your document.

3.   Please include a clear, unequivocal statement, in the Summary and elsewhere, indicating the number of shares issuable to the sellers.

4.   We note your response to our prior comment eight and the revised text on page 2. However, we believe additional disclosure is warranted. Please revise this discussion to improve its clarity, and present the value of any debt being assumed as part of the total consideration being paid. Also, revise to indicate the total value associated with the potential earn-out payments.

5.   Your response to prior comment 10 indicates that Windrace owes a $40 million debt to Elevatech. Your disclosure on page 3 indicates that the debt is $3.95 million, please advise or revise.

6.   We do not entirely understand your response to prior comment 12. With a view to disclosure, please confirm whether management assumed that the 17,008,633 shares would be issued solely to the current Windrace sellers and that there would be no additional investments in making its fairness determination.

Questions and Answers About the Proposals, page 6

7.   Please reconcile your page 6 statement that "[e]ach proposal legally requires the affirmative vote of a majority of the outstanding public shares" to your page 57 statement that "[t]he approval of the Acquisition and Adjournment Proposals will require the affirmative vote for the proposal by the holders of a majority of the Public Shares present in person or by proxy and entitled to vote …."

Summary of the Proxy Statement/Prospectus, page 9

8.   We note your response to prior comment 21 but believe further discussion is warranted. Briefly explain who RichWise is by referencing to its business operations, etc. Also, clarify whether they are receiving compensation from any party in connection with the assistance it is offering to Windrace.

9.   We note your response to our prior comment 24 and reissue in part. Please revise to:
   a. Disclose any and all contacts between you, your officers, directors, affiliates, or any party to the securities purchase agreement, and any potential counter-party under any of these arrangements. In this respect please note that we believe your revised disclosure, which references potential sellers, is too limited a subset compared to our comment;
   b. Clarify that any repurchases may reduce the amount of cash available to the business post-closing, thereby limiting the company's ability to internally finance its growth;
   c. Confirm whether the size of the repayments may impact your ability to repay the note due to Elevatech; and,
   d. Clarify that these repurchases and arrangements may allow you to gain approval of a deal that would otherwise not be approved under the provisions of your Form S-1.

10.   We note your response to comment 27 that indicates that Chinese government approval is not required for the transaction. Please revise your disclosure to include your response that Chinese government approval is not required for the transaction.

Windrace Selected Historical Financial Data, page 22

11.   We note that your selected historical financial data table includes a long-term liability obligation for construction of factory buildings at December 31, 2006. It does not appear that a similar amount is presented as a long-term liability per your December 31, 2006 balance sheet per F-36. Please revise or advise.

12.   We have reviewed the revisions to your filing in response to our prior comment 31. It does not appear that you have presented income (loss) per share data for each of the interim periods presented. Please revise or advise. Refer to Item 17(b)(4) of Form S-4.

13.   It appears as though Windrace has presented cumulative financial data on page 23 as opposed to quarterly data. For example, the revenue associated with the period ended December 31, 2008 appears to be your revenue for the entire year as opposed to only the fourth quarter of the year. Please revise or advise.

Pro Forma Summary Unaudited Financial Information
Anticipated Accounting Treatment, page 24

14.   We have reviewed your response to our prior comment 35 noting that the shareholders of Windrace will hold a 43% - 46% ownership interest in the combined entity on a fully diluted basis. Your analysis concludes that Windrace will hold the greatest ownership interest in the combined entity because you consider the ownership interest held by the founders of 2020 Chinacap, 2020 ChinaCap's IPO underwriters, and 2020 ChinaCap's IPO shareholders separately. However, please note that paragraph B15(a) of IFRS 3 states that the accounting acquirer in a business combination is the entity whose owners <u>as a group</u> hold the largest portion of the voting rights in the combined entity. Thus, on a fully diluted basis it appears that the parties who hold an ownership interest in 2020 ChinaCap will hold a larger share of the combined entity than the shareholders of Windrace on a fully diluted basis. Please revise your analysis to address the guidance per paragraph B15(a) of IFRS 3 and revise the disclosure in your filing as necessary.

15.   In connection with the previous comment, please tell us how the investment agreement entered into between Windrace and Wisetech / Windtech affects your analysis under IFRS 3 and revise the disclosure in your amended filing accordingly. Your revised disclosure should specifically address the effect of the relationship between Jianming Yu, a director of 2020 ChinaCap and the managing partner of Wisetech / Windtech.

Market Price Information, page 28

16.   We were unable to locate disclosure responsive to prior comment 38. Please advise. Our prior comment was: please revise to provide the disclosure contemplated by Item 201(a)(1)(v).

Risk Factors, page 29

17.   We note your response to prior comment 44 and the revised disclosure. Please expand this risk factor to address the shares held by 2020 insiders which may also be released from escrow following the consummation of the transaction.

18.   We note your revised disclosure on page 49 regarding the fact that the Windrace sellers will own approximately 51% of the outstanding shares. Please expand this disclosure to also indicate that Mr. Lin Shuipan, your future chief executive, will beneficially own 41%.

Consideration of the Acquisition, page 61

19.   We note your statement that Windrace's IPO was attempted in the second half of
        2008. Your disclosure in your Legal Compliance and Procedures section
        indicates that Windrace's IPO was aborted in June 2008. Please revise to clarify
        when Windrace attempted its IPO in Hong Kong.

20.   We note your response to our prior comment 53 regarding your investigation into
        market rumors related to Windrace's IPO. Please advise us of the specifics of
        these rumors and allegations in the media that related to Windrace's IPO. We
        may have further comment.

The Board Meeting, page 70

21.   On page 70 you have added disclosure indicating that "[s]hares issued to the New
        Windrace Investors would be in addition to the shares issued to the Sellers …"
        Please clarify the meaning of this statement. Your disclosure elsewhere indicates
        that such shares would be in lieu of shares issued to your existing sellers.

22.   Please revise your page 71 statement to also indicate the implied enterprise value
        associated with Windrace's public offering excluding any proceeds from the
        initial public offering. In this respect refer to prior comment 51. Also, in an
        appropriate location, compare this revised price/earnings multiple against the
        consideration being paid – including any escrowed shares.

23.   We note your response to prior comment 48 and reissue. Please revise to address
        the extent to which your board has relevant experience valuing and conducting
        due diligence on company's in Windrace's industry. If they do not have such
        experience, state so.

24.   We note your statement that "Mr. Lu assessed that the transaction valuation was
        fair and reasonable form the perspective of the shareholders of 2020." Please
        address in this section whether the board of directors made the determination in
        the board meeting that the acquisition is fair to and in the best interests of
        2020Chinacap and its shareholders.

25.   Please revise your pro forma equity value discussion to clarify the underlying
        purpose of this analysis and address the fact that it assumes away any potential
        price declines associated with potentially dilutive share issuances such as the
        shares being issued in your transaction or upon the exercise of the warrants.
        Explain that, under the methodology being used here, the "pro forma" value
        increases based on the number of shares being issued in the transaction even if the
        number of shares is unrelated to the underlying enterprise values.

26.   We note that the company has added disclosure in this section responsive to our prior comment 22. However, the revised disclosure is difficult to follow and does not appear to value Windrace as a stand-alone entity. Without limiting the generality of the foregoing, please revise the disclosure throughout this section to:

   a. Explain the relevance of your pro-forma calculations and how they were used to assess the fairness of the transaction and whether such analyses are standard industry practice;
   b. Clarify that the pro forma equity value assumes a constant share price of $7.95 which may or may not be a valid assumption – particularly for 2011 – given the dilutive issuances of securities associated with your transaction;
   c. Expand to provide a discussion of the tabular presentation on page 72 to address how the board used this information in making its decision. For example, explain the analysis and conclusions associated with it in greater detail;
   d. Explain why it was appropriate to assume the transaction in calculating Windrace's implied market capitalization, as opposed to applying the price/earnings multiples from the peer groups to Windrace's data to value the target as a standalone entity;
   e. Revise to state whether the board specifically determined a value or range of values associated with the Windrace business prior to the board meeting and, if so, state the values and compare them against the total consideration being paid; and,
   f. Disclose the bottom up projections and analysis used to assess the 2011 earnings target.

27.   It wasn't clear to us how the company responded to prior comment 58, accordingly we reissue it. Please revise your discussion to address the total value the board ascribed to the consideration being paid and the approximate value of the interest being acquired. Your disclosure should clearly address how such values were arrived at.

28.   We note your statement that "the board also took into account the fact that the 2020 management team would monitor Windrace's operations on an ongoing basis based on updated business, operational and financial data provided by Windrace from time to time to assess whether the original considerations relating to the fairness determination had fundamentally changed." In an appropriate section, please address whether the 2020 management team has assessed whether the original considerations relating to the fairness determination have fundamentally changed and also address what actions, if any, the board has undertaken in connection with the 2020 management team's assessment.

2020 Redomestication, page 81

29.   We note your page 84 statement that your discussion is a summary and does "not give [investors] a complete description of the differences … [and investors] should also refer to the … Delaware corporate law and corporate law of the BVI[.]" Please revise this statement to indicate that you have summarized all material differences in shareholder rights in this discussion. Also, remove the statement advising shareholders to refer to the Delaware and BVI law for additional information. See prior comment 64.

Material United States Federal Income Tax Considerations, page 98

30.   Please revise to include a statement, consistent with Annex C, indicating that this discussion constitutes the opinion of counsel. Also, revise to identify counsel's opinion on each material tax conclusion.

31.   We note your response to prior comment 66. As you appear uncertain about whether the transaction would qualify as a reorganization under Section 368, please revise to more prominently discuss this uncertainty and explain the tax consequences to investors if the transaction is not treated as a reorganization.

Legal Compliance and Procedures, page 126

32.   We note your response to prior comment 54 and the revised disclosure on page 126. Please advise us of any additional facts and circumstances surrounding the non-renewal of the agreement with Ernst & Young and clarify whether Crowe Horwath was re-auditing information that had been audited by Ernst & Young. If so, briefly address the reasons why.

33.   Please revise to clarify when Ernst & Young's engagement was not renewed.

Windrace's Management's Discussion and Analysis of Financial Condition and Result of Operations, page 128

34.   We note your statement on page 131 that you have extended payment terms to your distributors from 60 days to 120 days. If material, please revise to briefly address the impact that this may have on your liquidity and working capital.

35.   In prior comment 76 we noted that your accounts receivable balance increased by 101% between December 31, 2007 and December 31, 2008. Your response directs us to disclosure on page 119 which discusses payment and credit changes that started in 2009. It was unclear how the policy change could have impacted your accounts receivable balance increase. Please revise to clarify.

36.   Please clarify the meaning of your page 134 statement that comparisons of financial results between periods "cannot be relied on as accurate indicators of Windrace's performance."

Results of Operations, page 141

37.   On page 141 you indicate that revenues declined by RMB 88.0 million "due primarily to a decrease in deliveries with a value of RMB 126.6 million." Please clarify this statement; it appears to us that the decline in the value of your deliveries should equal the decline in revenues.

Liquidity and Capital Resources, page 147

38.   Please expand your operating cash flows discussion to address the degree to which the increase in payables, including your using longer terms to settle purchases, is being driven by the extension of credit periods to distributors. Also, revise to address any costs, fees, or supply interruptions, being incurred or anticipated to be incurred associated with your longer repayment cycles with your suppliers.

Windrace's Management's Discussion and Analysis
Liquidity and Capital Resources
Cash Flows from Operating Activities, page 147

39.   We note your response to our prior comment 76. It does not appear that you have disclosed the steps taken by management to ensure that amounts due from distributors who have been granted extended payment terms will be collected. Your revised disclosure should explain how your new policy allowing distributors to make payment up to 120 days after delivery affects management's judgment regarding the collectability of outstanding accounts receivable.

Pro Forma Unaudited Condensed Combined Financial Statements
General

40.   We note your response to our prior comment 36 regarding your intended accounting treatment for the shares of the combined entity's common stock that will be placed in escrow at closing. As the release of these shares is contingent upon the combined entity meeting certain earnings thresholds (i.e. based on achieving performance targets), please tell us how you considered the guidance per IFRS 2 regarding share-based payment. Your response should include your analysis of the terms of the escrow agreement including whether there are any conditions for release of these shares such as continued employment by the share recipients.

Unaudited Pro Forma Condensed Combined Statement of Operations, page 175

41.   We note the revisions to your filing in response to our prior comment 85. It appears that pro forma adjustment one results in the elimination of the historical results of 2020 ChinaCap. It does not appear that this adjustment is appropriate under Article 11 of Regulation S-X. Please revise or advise. Please note that your revised presentation should also reflect the resulting change to the combined entities' pro forma income taxes.

Compensation of directors and executive officers of Windrace, page 182

42.   Please revise to re-include the tabular presentation of Windrace's executive compensation for the periods covered by the financial statements.

43.   Briefly explain the increase in compensation between 2008 and 2007. Also revise to correct your typographical error regarding compensation for the year ended December 31, 2009.

Certain Relationships and Related Transactions, page 184

44.   Please disclose the total amounts currently payable to related parties.

45.   Please revise to clarify the meaning of your page 185 statement that "the parties entered into amendments that require Windrace to transfer a number of ordinary shares equal to that would have been issued …"

Financial Statements

2020 ChinaCap Acquirco, Inc.
General

46.   Please note the financial statement updating requirements of Article 8-08 of Regulation S-X and provide updated consents from your independent accountants with any amendments.

Windrace International Company Limited
Notes to Financial Statements
General

47.   It appears that the footnote regarding earnings per share attributable to equity holders of the company was removed from your amended filing. Please tell us why this was removed or revise.

1 – Corporate Information and Basis of Presentation, F-41

48.   We note the additional disclosure provided in response to our prior comment 98. Your revised disclosure states that the entities that comprise Windrace were under the common control of Lin Shuipan and his wife, Chen Xiayu, at the date of formation. Please revise to disclose your conclusion that these entities are under common controls considering the ownership interest held by third parties (i.e. RichWise International Investment Group Limited, Tiancheng International Investment Group Limited, etc).

49.   We note that you have extended the payment terms offered to your distributors to allow payment for up to 120 days after delivery. In connection with this policy change, your accounts receivable balance increased from RMB 284,795 at December 31, 2008 to RMB 438,053 at March 31, 2009. Pursuant to IAS 18, revenue recognition is appropriate when it is probable that the economic benefits associated with the transaction will flow to the seller. Please tell us how this substantial increase in accounts receivable through March 31, 2009 affects management's ability to conclude that the amounts recognized as revenue will be realized in cash.

9 – Tax, F-56

50.   We have reviewed your response to our prior comment 111 noting you have disclosed a 25% tax rate for your operations in China and a 17.5% tax rate for your operations in Hong Kong beginning on January 1, 2008. However, it appears that you have recorded taxes at a rate of approximately 27% for the fiscal year ended December 31, 2008 and for the three months ended March 31, 2009. Please revise to explain why your recorded tax expense is at a higher rate than the tax rates disclosed in your filing.

51.   We have reviewed your response to our prior comments 112 and 113 noting your disclosure that there were no differences between your book and tax basis assets and liabilities. Considering (i) the reconciling items for expenses which are not deductible for tax purposes per your tax expense reconciliation and (ii) your overseas subsidiaries which have different functional currencies, please explain your conclusion that there are no differences between the carrying amounts of assets and liabilities for book and tax purposes.

52.   Your response to our prior comment 113 does not adequately explain your statement that there was no "unprovided deferred tax liability" at each balance sheet date. Please provide us with a more detailed explanation for this statement.

12 – Prepaid Land Lease Payments, F-60

53.   We note the revisions to your filing in response to our prior comment 114 including your disclosure that local government may repossess a parcel of land

held for use by XD Long Fujian. Please provide us with a summary of management's impairment testing regarding the recoverability of the carrying amount associated with these land use rights.

14 – Trade Receivables, F-61

54.   Please revise the critical accounting policies section of Windrace's Management's Discussion and Analysis to provide a qualitative and quantitative discussion of the factors that management considers in determining the allowance for doubtful accounts. Your revised disclosure should explain the process for evaluating the collectability of outstanding receivables in light of fluctuations in the economic environment and for anticipating changes in the creditworthiness of your distributors.

18 – Deposits Received, Other Payables and Accruals, F-63

55.   We note that, beginning in 2009, you have begun to enter into distribution agreements for a term of three years. Please tell us how the extended term of these agreements affects the classification of the deposits received from your distributors as a current liability and revise your disclosure as necessary.

Exhibits

56.   We were unable to understand your response to prior comment 121. Accordingly we reissue. Pursuant to Item 601(b)(2) of Regulation S-K please file a list briefly identifying the contents of all omitted schedules or similar supplements. In addition, please file an agreement to furnish the staff with a copy of any omitted schedule upon request. The agreement to furnish the staff copies of omitted schedules may be included in the exhibit index to the registration statement.

Exhibit 10.32

57.   Section four of your technology agreement provides that the China Institute of Science will assist Windrace in developing solutions to help the company go public and that the shareholding structure of the public company should be separately agreed upon by the parties. It was unclear to us what role the China Institute of Science was playing in the current transaction or whether its approval was required. Please advise.

Form 8-K, filed July 27, 2009

58.   Your Item 8.01 disclosure indicates that $2.5 million in investment proceeds will be used by Windrace to purchase warrants in the open market. Your most recent disclosure indicates that your warrants traded between a high of $.27 and a low of $.03 per warrant in the second quarter of 2009. It appears possible that these

transactions may result in the purchase of all or substantially all of this class of securities. With a view to disclosure in the S-4, please:
   a. Advise us what information Windrace or its affiliates will provide to investors or the market with respect to these purchases;
   b. Clarify the consideration given to the tender offer rules and Section 13D of the Exchange Act;
   c. Disclose the exact terms of the Investment Agreement, including when it obligates Windrace to make these purchases, and whether Windrace is eligible to sell or otherwise dispose the warrants; and,
   d. Clarify the purpose of these transactions, including whether the warrant purchases will be made at market prices and/or used to incent investors to vote in favor of the transaction.

Exhibit 2.3

59.   Please revise your Form S-4 to more fully disclose the terms of the investment agreement and its impact on your transaction. Specifically, revise to:
   a. Address the closing conditions associated with the investment agreement;
   b. Disclose the range of potential shares issuable pursuant to these agreements and clarify the approximate percentage interest in Windrace this would constitute (i.e., the investors are paying $x to acquire y% of the target);
   c. Clarify the percentage ownership post-transaction associated with each party including shares beneficially held by Mr. Yu;
   d. Disclose Mr. Yu's interest in the transaction, including without limit, a discussion of whether the representations, warranties and indemnifications made by Windrace or Mr. Lin in this agreement provide Mr.Yu with a greater level of protection than that afforded to the company's investors;
   e. Address Clause 8.3 regarding board representation;
   f. Otherwise update disclosure throughout to reflect the revised deal terms.

60.   We note the references to a "Windrace Disclosure letter" in your agreement. It was unclear whether this letter had been filed. Please advise. If the letter has not been filed, please revise to do so.

Form 8-K, filed May 11, 2009

61.   It was unclear to us that the company responded to prior comments 126, 128 and 131 from our prior letter. Please advise.

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Bill Kearns at (202) 551-3727 if you have questions regarding comments on the financial statements and related matters. Questions on other disclosure issues may be directed to Jay Williamson at (202) 551-3393 or David Link at (202) 551-3356.

Sincerely,

John Reynolds
Assistant Director

cc.   Michel Feldman, Esq.
       (312) 460-7000